FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1     Trading Statement




                     NORTHERN ROCK PLC Q1 TRADING STATEMENT

INTRODUCTION

Northern Rock informs the market of its strong trading performance, particularly its record lending has continued throughout Q1 2003 and is also set to be strong in Q2 2003. This performance is in line with its strategic intention of achieving annual growth in assets under management of 20% (+/- 5%).

STRATEGY

Northern Rock's "virtuous circle" strategy is predicated on low cost operations along with product innovation, systems efficiency and customer-friendly distribution to produce attractive products at competitive prices. This culminates in strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to keep Return on Equity in the 18% - 21% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

Economic fundamentals continue to support the housing and mortgage markets. Economic forecasts indicate that GDP growth will be around 2% this year whilst unemployment is unlikely to see substantial rises. Interest rates are expected to stay low. The net effect of these economic forecasts means that affordability indices are likely to remain strong. We believe house price inflation will return steadily to more long term sustainable levels.

The mortgage market is anticipated to quieten further, but front end incentives will continue to encourage the active remortgage market, albeit with lower levels of equity withdrawal. In this scenario, a combination of being relatively small, having very low unit costs and good retention of existing customers means Northern Rock is confident of continuing to achieve its lending targets.

LENDING

Lending continues at very strong levels. Compared to the first quarter of 2002, net residential lending is up by 23%. Personal Unsecured and Commercial lending continue to be more muted, as planned. Northern Rock starts Q2 with a pipeline of agreed business of over GBP4.2 billion - 27% higher than at the same time last year. However, we have not traded quality for volume. Despite the strong growth in residential lending, the risk profile of new lending is still improving with the number of First Time Buyers and higher LTV loans continuing to decline.

Our policy of transparency i.e. allowing existing mortgage customers to genuinely transfer to any product available to new customers, has ensured that our level of residential redemptions remains noticeably below our natural share, which has the effect of leveraging up our market share of net residential lending.

Mortgage arrears - including Together loans - continue to be tightly controlled and there are no signs of credit deterioration in our loan portfolios. The level of residential arrears at more than three months duration remains at around half the industry average. Northern Rock has no residential loan exposure outside the UK nor any exposure to unsecured corporate lending or leasing.

Provisioning policies remain prudent and consistent with those previously published. With effect from 1 January 2003, mortgage indemnity guarantee premiums will no longer be paid over to NORMIC, but will be accrued within the residential general loss provision charge. Consequently, for 2003, it is anticipated that this charge will increase by approximately GBP6 million, but this will be totally offset by not having to pay Insurance Premium Tax.

FUNDING

Funding has been strong. We are on track to meet our 2003 funding requirements in all three of our funding arms - retail, securitisation and wholesale. We have continued to fund actively and we have maintained standby facilities and liquidity at appropriate levels given the current global economic uncertainty.

During January, Northern Rock successfully completed its eighth residential MBS transaction raising GBP3 billion. Notes were placed in Sterling, Euro and US Dollar markets, in line with the Company's objectives and reflecting not only the high credit quality of Northern Rock's loan book but also the huge investor appetite for this type of financial instrument.

SPREADS

As expected, our total income margin on balance sheet remains broadly stable. There has been a modest tightening of spreads, due to the growing proportion of securitisation funding and higher volumes of fixed rate residential loans, offset by falling unit costs, higher fee income and increased capital efficiency, keeping Return on Equity above 20%.

COSTS

Cost control remains a key focus for Northern Rock.

In 2003, the "full year" effect of running the L&G Bank operation and the annualised cost of the pension deficit write-off will increase Northern Rock's cost base. In spite of this additional expenditure, cost growth remains within the Company's strategic target of being less than total income growth and between one half to two thirds of the rate in asset growth and, therefore, we expect to see an improvement in both cost ratios this year.

CONSENSUS FORECASTS

The range of pre-tax profit expectations for 2003 as provided by 18 of the major bank research analysts is GBP351.8m - GBP376.7m, with a mean of GBP369.0m, growth of 13%. At this early stage of the year, Northern Rock is comfortable with this range.

COMMENT

Adam J Applegarth, Chief Executive, commented: "Operating performance in the first quarter of the year continues to be very strong. It is in line with our operational expectations and strategic objectives and builds on the excellent progress we made in 2002. We are again set to deliver against our low cost, high quality, high growth strategy."

A further pre-close period announcement will be made towards the end of May and a more detailed report on Northern Rock's performance will be provided at the time of the Interim results which will be announced on Thursday 17 July.



City Contacts                                    Press Contacts

Bob Bennett                                      Tony Armstrong
Group Finance Director                           Director of Corporate Relations
0191 2794346                                     0191 279 4676

David Noble                                      Ron Stout
Director of Institutional Relations              PR Manager
0191 279 4999                                    0191 279 4676

Richard Moorin                                   James Murgatroyd
Investor Relations Manager                       Finsbury Limited
0191 279 4093                                    0207 251 3801


Important Notice

This announcement should be read in conjunction with our announcement for the full year ended December 2002, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 07 April 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary